Exhibit 12.1

	2013	2014	2015	2016	2017	Six Months YTD 2018
Pre-tax income from continuing operations before min. int.	169,597	201,965	230,215	228,172	191,951	81,337
Equity loss (income)	(78)	(720)	126	41	62	57
Fixed charges	47,941	45,674	48,840	59,384	63,082	35,893
Distributed income of equity investees	—	—	—	—	—	—
Less capitalized interest	(836)	(2,525)	(5,478)	(552)	—	(69)

Earnings, as defined	216,624	244,394	273,703	287,045	255,095	117,218
Interest expense	43,596	40,047	40,389	55,685	59,860	34,119
Capitalized interest	836	2,525	5,478	552	0	69
Amortization of debt & discount/premium	3,509	3,102	2,973	3,147	3,222	1,705

Fixed charges, as defined	47,941	45,674	48,840	59,384	63,082	35,893
Ratio of earnings to fixed charges	4.5	5.4	5.6	4.8	4.0	3.3